Exhibit 17.1

Board of Directors
Asia Select Acquisition II Corp.
300-1055 West Hastings Street
Vancouver, B.C. V6E 2E9 Canada

November 9, 2010

Re: Resignation

To the Board of Directors:

Please be advised that effective as of November 9, 2010, I hereby resign as a director of the Board of Directors of Asia Select Acquisition II Corp. (the “Company”), effective immediately.

Very truly yours,

/s/ Leanna Doane
Leanna Doane